# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: YSX TECH. CO., LTD, CIK 0001993463
CUSIP: G9877T100
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangdong, China (F4), 510000
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0002135130
Persons authorized to receive notices and communications: Li Sen, No. 2, Building 4, Courtyard 69, Airport, Zhengzhou, Henan, China (F4), 450000, 86-13008801235

## Reporting persons
- Summitway Holding Limited (CIK 0002135130): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (6.97% of the class)
  Comment: The amount in rows 8, 10 and 11 represents 2,000,000 Class A ordinary shares issuable upon the conversion of Class B ordinary shares held by Summitway Holding Limited, a British Virgin Islands company which is 100% owned by Li Sen. [AZ1][Author2]
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 26,705,175 Class A ordinary shares of the Issuer issued and outstanding as of the date of this filing, plus 2,000,000 Class A ordinary shares issuable upon the conversion of 2,000,000 Class B ordinary shares beneficially owned by Li Sen through Summitway Holding Limited.
- Li Sen: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (6.97% of the class)
  Comment: The amount in rows 7 and 9 represents 2,000,000 Class A ordinary shares issuable upon the conversion of 2,000,000 Class B ordinary shares held by Summitway Holding Limited a British Virgin Islands company which is 100% owned by Li Sen.
  
  The beneficial ownership percentage set forth in row 13 is calculated based on 2,000,000 Class A ordinary shares issuable upon the conversion of 2,000,000 Class B ordinary shares beneficially owned by Li Sen.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: YSX TECH. CO., LTD
Address of issuer's principal executive offices: Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangdong, China (F4), 510000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by Li Sen and Summitway Holding Limited. Because Li Sen is the sole shareholder and control person of Summitway Holding Limited (with Li Sen and Summitway Holding Limited hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the ordinary shares held by Summitway Holding Limited. Each of the persons identified in this Schedule 13D is sometimes referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.
Residence or business address:
The address of the principal business office of Li Sen is No. 2, Building 4, Courtyard 69, Airport Road, Zhengzhou, Henan, China. [AZ4][Author5]

The address of the principal business office of Summitway Holding Limited is Sea Meadow House, P.O.Box 116, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The principal occupation of Li Sen, President of the Summitway Holding Limited, is general manager. The principal business of Summitway Holding Limited is No. 2, Building 4, Courtyard 69, Airport Road, Zhengzhou, Henan, China.[AZ6][Author7]
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Summitway Holding Limited is organized under the laws of the British Virgin Islands. Li Sen is a citizen of Hong Kong.[AZ8][Author9]

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 8, 2026, Summitway Holding Limited submitted a duly executed application to the Issuer for the subscription of 2,000,000 Class B ordinary shares at a subscription price of US$0.5 per share, at an aggregate consideration of US$1,000,000. The source of funds used to acquire such shares was personal funds of Li Sen, the sole shareholder and President of Summitway Holding Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the aforementioned acquisitions is for investment. [CL10][Author11]The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's Common Stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Li Sen is deemed to beneficially own 2,000,000 Class B ordinary shares held by Summitway Holding Limited, a British Virgin Islands company which is 100% owned by Li Sen. Each Class B ordinary share is convertible into one Class A ordinary share. Li Sen therefore beneficially owns an aggregate of 2,000,000 Class A ordinary shares, issuable upon the conversion of 2,000,000 Class B ordinary shares, which represents approximately 6.97% of the Issuer's outstanding Class A ordinary shares as of the date of this filing. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Class A ordinary shares beneficially owned by each Reporting Person as set forth in this Schedule 13D by (ii) the sum of 26,705,175 Class A ordinary shares outstanding as of the date of this filing and the number of Class A ordinary shares issuable upon the conversion of any securities convertible into Class A ordinary shares within 60 days from the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: Li Sen has shared voting power and shared dispositive power over the 2,000,000 Class B ordinary shares held through Summitway Holding Limited. Summitway Holding Limited has shared voting power and shared dispositive power over the ordinary shares it directly holds.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Class A ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1. Joint Filing Agreement

## Signatures
- Summitway Holding Limited: /s/ Li Sen, Li Sen / President (05/27/2026)
- Li Sen: /s/ Li Sen, Li Sen (05/27/2026)